UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
Farfetch Limited
(Name of Issuer)
Class A Ordinary Shares, par value $0.04 per share
(Title of Class of Securities)
30744W107
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30744W107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Farhold (Luxembourg) S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
22,047,241 Class A Ordinary Shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
22,047,241 Class A Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,047,241 Class A Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
(see instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6% (2.0% of the total voting power in the Company)*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The percentage is calculated based on 256,637,577 Class A Ordinary Shares, par value $0.04 per share (the "Class A Ordinary Shares") and 42,858,080 Class B Ordinary Shares, par value $0.04 per share (the "Class B Ordinary Shares") outstanding as of November 7, 2018, as provided by the Issuer.

CUSIP No. 30744W107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vitruvian II Luxembourg S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
22,047,241 Class A Ordinary Shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
22,047,241 Class A Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,047,241 Class A Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
(see instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6% (2.0% of the total voting power in the Company)*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The percentage is calculated based on 256,637,577 Class A Ordinary Shares and 42,858,080 Class B Ordinary Shares outstanding as of November 7, 2018, as provided by the Issuer.  The Reporting Person disclaims beneficial ownership of these securities.

CUSIP No. 30744W107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VIP II Nominees Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
22,047,241 Class A Ordinary Shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
22,047,241 Class A Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,047,241 Class A Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
(see instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6% (2.0% of the total voting power in the Company)*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The percentage is calculated based on 256,637,577 Class A Ordinary Shares and 42,858,080 Class B Ordinary Shares outstanding as of November 7, 2018, as provided by the Issuer.  The Reporting Person disclaims beneficial ownership of these securities.

CUSIP No. 30744W107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vitruvian Partners LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
22,047,241 Class A Ordinary Shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
22,047,241 Class A Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,047,241 Class A Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
(see instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6% (2.0% of the total voting power in the Company)*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

* The percentage is calculated based on 256,637,577 Class A Ordinary Shares and 42,858,080 Class B Ordinary Shares outstanding as of November 7, 2018, as provided by the Issuer.

Item 1(a).	Name of Issuer:

Farfetch Limited

Item 1(b).	Address of Issuer's Principal Executive Offices:

The Bower
211 Old Street
London EC1V 9NR
United Kingdom

Item 2(a).	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Farhold (Luxembourg) S.à r.l., Vitruvian II Luxembourg S.à r.l., VIP II Nominees Limited and Vitruvian Partners LLP.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For Farhold (Luxembourg) S.à r.l.  and Vitruvian II Luxembourg S.à r.l.:
21, rue Philippe II, L-2340 Luxembourg

For VIP II Nominees Limited and Vitruvian Partners LLP:
105 Wigmore Street, London, W1U 1QY, United Kingdom

Item 2(c).	Citizenship:

Farhold (Luxembourg) S.à r.l. and Vitruvian II Luxembourg S.à r.l. are organized under the laws of Luxembourg. VIP II Nominees Limited is organized under the laws of England and Wales. Vitruvian Partners LLP is a limited liability partnership formed under the laws of England and Wales.

Item 2(d).	Title of Class of Securities:

 Class A Ordinary Shares

Item 2(e).	CUSIP Number:

30744W107

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 22,047,241 Class A Ordinary Shares

(b)	Percent of class: 8.6% (2.0% of the total voting power in the Company)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 22,047,241 Class A Ordinary Shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 22,047,241 Class A Ordinary Shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not applicable.

Item 8.	Identification and Classification of Members of the Group.

All shares of Farhold (Luxembourg) S.à r.l. are owned by Vitruvian II Luxembourg S.à r.l. VIP II Nominees Limited, in its capacity as nominee for and on behalf of certain English limited partnerships (collectively, the “VIP II Funds”), is the sole shareholder of Vitruvian II Luxembourg S.à r.l. Vitruvian Partners LLP manages each of the VIP II Funds as its general partner and investment manager and is the sole shareholder of VIP II Nominees Limited. The parties have entered into a joint filing agreement with respect this statement, which is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Exhibit Index
Exhibit 99.1 Joint Filing Agreement, dated February 13, 2019, among Farhold (Luxembourg) S.à r.l., Vitruvian II Luxembourg S.à r.l., VIP II Nominees Limited and Vitruvian Partners LLP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 13, 2019.

FARHOLD (LUXEMBOURG) S.À R.L.

By:	/s/ Gaël Sausy
Name: Gaël Sausy
Title: B Manager and Authorised Signatory

VITRUVIAN II LUXEMBOURG S.À R.L.

By:	/s/ Gaël Sausy
Name: Gaël Sausy
Title: B Manager and Authorised Signatory

VIP II NOMINEES LIMITED
By: Vitruvian Partners LLP, its director

By:	/s/ Thomas Studd
Name: Thomas Studd
Title: Partner

VITRUVIAN PARTNERS LLP

By:	/s/ Thomas Studd
Name: Thomas Studd
Title: Partner